SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of November, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CNPJ n.º 33.700.394/0001 -40
NIRE 35300102771

PUBLICLY HELD COMPANY

SUMMARY MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON NOVEMBER 17, 2006.

PLACE AND TIME: Avenida Eusébio Matoso, n.º 891, 22º floor, São Paulo, State of São Paulo, at 05.00 p.m

CHAIRMAN: Pedro Sampaio Malan

QUORUM: More than half of the elected members.

RESOLUTION TAKEN UNANIMOUSLY BY THOSE PRESENT:

Approved the rectification of the decision taken on the meeting held on September, 28th, 2006, that appointed Mr. Plinio Cardoso da Costa Patrão, Company’s Officer, as responsible for the securities portfolio management before the Brazilian Security Exchange Commission (Comissão de Valores Mobiliários – “CVM”), under the terms of the Normative Instruction CVM No 306/99, being approved the appointment of Mr. Geraldo Travaglia Filho, Company’s Vice-President Officer, to be the person in charge of such responsibility.

It was ratified the decisions taken on such meeting that were not hereby specifically rectified.

Considering that there were no further matters to be discussed, the chairman of the meeting decided to have it closed, with the preparation of the present minute, which, after read, was signed by all the present members.

São Paulo, November 17th, 2006. (aa) Pedro Sampaio Malan, Gabriel Jorge Ferreira, Pedro Moreira Salles, Arminio Fraga Neto and João Dionísio Filgueira Barreto Amoêdo. The present is an identical copy of the one registered in the Minutes Book of the Company

November 17th, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 22, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.